ALCON INC. INTERIM FINANCIAL REPORT

OPERATING PERFORMANCE
Key figures

	Three months ended June 30			Six months ended June 30
($ millions unless indicated otherwise)	2026	2025	Change %	2026	2025	Change %

Net sales	2,782	2,577	8	5,467	5,028	9
Gross profit	1,675	1,388	21	3,200	2,771	15
Operating income	11	247	(96)	303	715	(58)
Operating margin (%)	0.4	9.6		5.5	14.2
Net income	—	176	(100)	189	526	(64)
Net income attributable to:
Shareholders of Alcon Inc.	—	176	(100)	189	526	(64)
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(1)	0.00	0.36	(100)	0.39	1.06	(63)
Diluted earnings per share ($)(1)	0.00	0.35	(100)	0.39	1.06	(63)
(1)Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.

Net sales by segment

	Three months ended June 30			Six months ended June 30
($ millions unless indicated otherwise)	2026	2025	Change %	2026	2025	Change %

Surgical
Implantables	466	456	2	904	876	3
Consumables	825	777	6	1,594	1,489	7
Equipment/other	279	222	26	532	421	26
Total Surgical	1,570	1,455	8	3,030	2,786	9

Vision Care
Contact lenses	726	692	5	1,464	1,380	6
Ocular health	486	430	13	973	862	13
Total Vision Care	1,212	1,122	8	2,437	2,242	9
Net sales	2,782	2,577	8	5,467	5,028	9
Second quarter
Surgical
Surgical net sales were $1.6 billion, an increase of 8%, including favorable currency impacts of 1%.
•Implantables net sales were $466 million, an increase of 2%, including favorable currency impacts of 1%. This growth was driven by an increase in IOLs of 3%, primarily driven by the strong performance of PanOptix Pro and reflecting competitive pressures, partially offset by lower sales in surgical glaucoma.
•Consumables net sales were $825 million, an increase of 6%, including favorable currency impacts of 1%. Growth was driven by procedural growth and price increases with continued softness in the cataract market.
•Equipment/other net sales were $279 million, an increase of 26%, including favorable currency impacts of 1%. This growth was led by recent equipment launches, including the Unity platform.
Vision Care
Vision Care net sales were $1.2 billion, an increase of 8%, including favorable currency impacts of 1%.
•Contact lenses net sales were $726 million, an increase of 5%. This growth reflects product innovation and price increases, partially offset by declines in legacy products.
•Ocular health net sales were $486 million, an increase of 13%, including favorable currency impacts of 1%. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.
First half
Surgical
Surgical net sales were $3.0 billion, an increase of 9%, including favorable currency impacts of 2%.
•Implantables net sales were $904 million, an increase of 3%, including favorable currency impacts of 2%. This growth was driven by an increase in IOLs of 4%, primarily driven by the strong performance of PanOptix Pro and reflecting competitive pressures, partially offset by lower sales in surgical glaucoma.
•Consumables net sales were $1.6 billion, an increase of 7%, including favorable currency impacts of 2%. Growth was driven by procedural growth and price increases with continued softness in the cataract market.
•Equipment/other net sales were $532 million, an increase of 26%, including favorable currency impacts of 2%. This growth was led by recent equipment launches, including the Unity platform.

Vision Care
Vision Care net sales were $2.4 billion, an increase of 9%, including favorable currency impacts of 2%.
•Contact lenses net sales were $1.5 billion, an increase of 6%, including favorable currency impacts of 2%. This growth reflects product innovation and price increases, partially offset by declines in legacy products.
•Ocular health net sales were $973 million, an increase of 13%, including favorable currency impacts of 2%. Growth was led by our portfolio of dry eye products, including Tryptyr and Systane.

Operating income

	Three months ended June 30			Six months ended June 30
($ millions unless indicated otherwise)	2026	2025	Change %	2026	2025	Change %

Cost of net sales	(1,130)	(1,196)	6	(2,293)	(2,267)	(1)
Gross profit	1,675	1,388	21	3,200	2,771	15
Gross margin (%)	60.2	53.9		58.5	55.1
Selling, general & administration	(964)	(870)	(11)	(1,846)	(1,683)	(10)
Research & development	(663)	(245)	(171)	(908)	(467)	(94)
Other income	6	5	20	17	154	(89)
Other expense	(43)	(31)	(39)	(160)	(60)	(167)
Operating income	11	247	(96)	303	715	(58)
Operating margin (%)	0.4	9.6		5.5	14.2
Second quarter
Operating income was $11 million (-96%), compared to $247 million in the prior year period. Operating margin decreased 9.2 percentage points. The current year period included an impairment charge of $505 million, partially offset by $103 million for a fair value adjustment to contingent consideration liabilities, related to the discontinuation of the IOL programs acquired from PowerVision, Inc. in March 2019 ("PowerVision programs"), costs associated with efficiency measures and sales and marketing behind new product launches, partially offset by lower amortization, manufacturing efficiencies, $15 million of other revenue from a licensee and a positive 0.1 percentage point impact from currency. The prior year period included charges related to the discontinued commercialization of a Vision Care product and higher inventory-related costs.
First half
Operating income was $303 million (-58%), compared to $715 million in the prior year period. Operating margin decreased 8.7 percentage points. The current year period included an impairment charge of $505 million, partially offset by $103 million for a fair value adjustment to contingent consideration liabilities, related to the discontinuation of the PowerVision programs, costs associated with efficiency measures, sales and marketing behind new product launches, impairment charges related to a currently marketed product intangible asset and incremental tariffs, partially offset by lower amortization, manufacturing efficiencies and a positive 0.4 percentage point impact from currency. The prior year period included gains on fair value remeasurements of investments in associated companies, partially offset by charges related to the discontinued commercialization of a Vision Care product.

Segment contribution
For additional information regarding segment contribution, please refer to Note 3 to the Condensed Consolidated Interim Financial Statements.

	Three months ended June 30			Six months ended June 30
($ millions unless indicated otherwise)	2026	2025	Change %	2026	2025	Change %

Surgical segment contribution	392	378	4	759	714	6
As % of net sales	25.0	26.0		25.0	25.6
Vision Care segment contribution	283	208	36	577	489	18
As % of net sales	23.3	18.5		23.7	21.8
Not allocated to segments	(664)	(339)	(96)	(1,033)	(488)	(112)
Operating income	11	247	(96)	303	715	(58)
Second quarter
Surgical
Surgical segment contribution was $392 million (+4%), compared to $378 million in the prior year period. Segment contribution margin decreased 1.0 percentage points, primarily driven by unfavorable product mix, incremental tariffs and sales and marketing behind new product launches, partially offset by a positive 0.3 percentage point impact from currency. The prior year period included higher inventory-related costs.
Vision Care
Vision Care segment contribution was $283 million (+36%), compared to $208 million in the prior year period. Segment contribution margin increased 4.8 percentage points, primarily due to manufacturing efficiencies, $15 million of other revenue from a licensee, lower impact from tariffs, favorable product mix and price increases. The increase in segment contribution margin was partially offset by increased investment in research and development, sales and marketing behind new product launches and a negative 0.4 percentage point impact from currency.
Not allocated to segments
Operating loss not allocated to segments totaled $664 million (-96%), compared to $339 million in the prior year period. The current year period included an impairment charge of $505 million, partially offset by $103 million for a fair value adjustment to contingent consideration liabilities, related to the discontinuation of the PowerVision programs. The prior year period included higher amortization of intangible assets and $44 million of product discontinuation charges.
First half
Surgical
Surgical segment contribution was $759 million (+6%), compared to $714 million in the prior year period. Segment contribution margin decreased 0.6 percentage points, primarily driven by unfavorable product mix, sales and marketing behind new product launches and incremental tariffs, partially offset by a positive 0.3 percentage point impact from currency.
Vision Care
Vision Care segment contribution was $577 million (+18%), compared to $489 million in the prior year period. Segment contribution margin increased 1.9 percentage points, primarily due to manufacturing efficiencies, price increases and $15 million of other revenue from a licensee. The increase in segment contribution margin was partially offset by increased investment in research and development, sales and marketing behind new product launches, and a negative 0.2 percentage point impact from currency.

Not allocated to segments
Operating loss not allocated to segments totaled $1.0 billion (-112%), compared to $488 million in the prior year period. The current year period included an impairment charge of $505 million, partially offset by $103 million for a fair value adjustment to contingent consideration liabilities, related to the discontinuation of the PowerVision programs, $121 million of costs associated with efficiency measures and $38 million of impairment charges related to a currently marketed product intangible asset. The prior year period included gains of $142 million on fair value remeasurements of investments in associated companies, partially offset by higher amortization of intangible assets and $44 million of product discontinuation charges.

Non-operating income & expense

	Three months ended June 30			Six months ended June 30
($ millions unless indicated otherwise)	2026	2025	Change %	2026	2025	Change %

Operating income	11	247	(96)	303	715	(58)
Interest expense	(53)	(51)	(4)	(105)	(100)	(5)
Other financial income & expense	—	4	(100)	2	13	(85)
Share of loss from associated companies	(4)	(1)	(300)	(6)	(15)	60
(Loss)/income before taxes	(46)	199	nm	194	613	(68)
Taxes	46	(23)	nm	(5)	(87)	94
Net income	—	176	(100)	189	526	(64)
Net income attributable to:
Shareholders of Alcon Inc.	—	176	(100)	189	526	(64)
Non-controlling interests	—	—	—	—	—	—
Basic earnings per share ($)(1)	0.00	0.36	(100)	0.39	1.06	(63)
Diluted earnings per share ($)(1)	0.00	0.35	(100)	0.39	1.06	(63)
nm = not meaningful
(1)    Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc. Per share amounts may not add across quarters due to rounding.
Second quarter
Interest expense
Interest expense was $53 million, broadly in line with the prior year period.
Other financial income & expense
Other financial income & expense was $0 million, compared to a net benefit of $4 million in the prior year period, primarily driven by an increase in foreign currency exchange losses.
Share of loss from associated companies
Share of loss from associated companies was $4 million, compared to $1 million in the prior year period, reflecting Alcon's investment in associated companies during the year.
Taxes
There was a tax benefit of $46 million in the current year period, compared to a tax expense of $23 million in the prior year period. The current year tax benefit was primarily driven by the reversal of deferred tax liabilities of $115 million related to the discontinuation of the PowerVision programs. The prior year period included a more favorable mix of pre-tax income/(loss) across geographical tax jurisdictions and a net benefit from discrete tax items.
Net income and earnings per share
Net income attributable to shareholders of Alcon Inc. was $0 million, compared to $176 million in the prior year period, primarily as a result of a post-tax, non-cash net charge of approximately $287 million related to the discontinuation of the PowerVision programs. The associated basic and diluted earnings per share were $0.00, compared to basic and diluted earnings per share of $0.36 and $0.35, respectively, in the prior year period.
First half
Interest expense
Interest expense was $105 million, compared to $100 million in the prior year period, primarily driven by higher interest expense from accretion of long-term contingent consideration liabilities and higher interest expense on lease liabilities.
Other financial income & expense
Other financial income & expense was a net benefit of $2 million, compared to $13 million in the prior year period, primarily driven by lower interest income and an increase in foreign currency exchange losses.

Share of loss from associated companies
Share of loss from associated companies was $6 million, compared to $15 million in the prior year period, reflecting Alcon's investment in associated companies during the year.
Taxes
Tax expense was $5 million, compared to $87 million in the prior year period. The average tax rate was 2.6%, compared to 14.2% in the prior year period. The average tax rate in the current year period was impacted by a $115 million tax benefit from the reversal of deferred tax liabilities related to the discontinuation of the PowerVision programs. The average tax rate in the prior year period included a non-taxable gain on the fair value remeasurement of an investment in an associated company and net benefits from discrete tax items.
Net income and earnings per share
Net income attributable to shareholders of Alcon Inc. was $189 million, compared to $526 million in the prior year period, primarily due to a post-tax, non-cash net charge of approximately $287 million related to the discontinuation of the PowerVision programs and costs associated with efficiency measures. The prior year period included gains of $142 million on fair value remeasurements of investments in associated companies. The associated basic and diluted earnings per share were $0.39, compared to basic and diluted earnings per share of $1.06 in the prior year period.

LIQUIDITY AND CAPITAL RESOURCES
Cash flow
Net cash flows from operating activities
Net cash flows from operating activities amounted to $928 million in the first six months of 2026, compared to $889 million in the prior year period. The current year period reflects increased collections associated with higher sales, lower associate short-term incentive payments, partially offset by increased payments for operating expenses, including sales and marketing behind new product launches, incremental tariffs, increased research and development, higher payments for revenue deductions and a higher impact from changes in net working capital. In addition, the current year period included payments associated with efficiency measures announced in February 2026.
Changes in net working capital in the current year period were mainly driven by increases in inventories and trade receivables, the net change in other operating assets and the net change in other operating liabilities, partially offset by an increase in trade payables. The increase in inventories was primarily to meet expected upcoming demand and the increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating assets was primarily driven by increases in prepaid expenses and long-term receivables. The net change in other operating liabilities was primarily due to the impact of annual short-term incentive payments. The increase in trade payables was primarily driven by the timing of payments and raw materials purchases.
Changes in net working capital in the prior year period were mainly driven by an increase in trade receivables, the net change in other operating liabilities and an increase in inventories, partially offset by an increase in trade payables. The increase in trade receivables was primarily driven by new receivables from higher sales outpacing collections. The net change in other operating liabilities was primarily driven by the timing of annual associate short-term incentive payments, and were higher than in the current year period. The increase in inventories was primarily to meet expected upcoming demand. The increase in trade payables was primarily driven by the timing of payments and raw materials purchases.
Net cash flows used in investing activities
Net cash flows used in investing activities amounted to $440 million in the first six months of 2026, compared to $732 million in the prior year period. Cash outflows in the current year period primarily include capital expenditures, purchases of intangible assets, the purchase of a time deposit in the second quarter of 2026 and payments for financial assets, partially offset by proceeds from a time deposit which matured in April 2026.
Cash outflows in the prior year period primarily included the acquisition of a majority interest in Aurion Biotech, Inc. ("Aurion"), the acquisition of Cylite Pty Ltd. ("Cylite"), capital expenditures and purchases of intangible assets, primarily related to software, partially offset by proceeds from a time deposit which matured in February 2025. Refer to Note 12 to the Condensed Consolidated Interim Financial Statements for additional information on the Aurion and Cylite transactions.
Net cash flows used in financing activities
Net cash flows used in financing activities amounted to $643 million in the first six months of 2026, compared to $479 million in the prior year period. Cash outflows in the current year period primarily include payments for the acquisition of treasury shares, dividends paid to shareholders of Alcon Inc., withholding taxes paid upon net settlements of equity-based compensation, lease payments and realized foreign exchange losses.
Cash outflows in the prior year period primarily included dividends paid to shareholders of Alcon Inc., payments for the acquisition of treasury shares, realized foreign exchange losses, withholding taxes paid upon net settlements of equity-based compensation and lease payments.
Balance sheet
Assets
Total non-current assets were $24.5 billion as of June 30, 2026, a decrease of $632 million when compared to $25.1 billion as of December 31, 2025. Intangible assets other than goodwill decreased $736 million primarily due to asset impairments, including a $505 million impairment related to the discontinuation of the PowerVision programs, and recurring amortization, partially offset by additions.

Total current assets were $6.6 billion as of June 30, 2026, an increase of $175 million when compared to $6.4 billion as of December 31, 2025. Trade receivables increased $137 million due to higher sales outpacing collections, partially offset by foreign currency translation effects. Inventories increased $119 million primarily due to increases to meet expected upcoming demand, partially offset by foreign currency translation effects. Cash and cash equivalents decreased $172 million due to the net impact of operating, investing and financing activities as described in the preceding section. Our cash and cash equivalents are maintained at a number of financial institutions. To mitigate the risk of uninsured balances, we select financial institutions based on their credit ratings and financial strength, and we perform ongoing evaluations of these institutions to limit our concentration risk exposure.
Liabilities
Total non-current liabilities were $6.3 billion as of June 30, 2026, a decrease of $136 million when compared to $6.5 billion as of December 31, 2025. Deferred tax liabilities decreased $100 million primarily related to the release of deferred tax liabilities associated with the discontinuation of the PowerVision programs. Provisions & other non-current liabilities decreased $93 million primarily due to a fair value adjustment to contingent consideration liabilities associated with the discontinuation of the PowerVision programs.
Total current liabilities were $3.2 billion as of June 30, 2026, an increase of $118 million when compared to $3.0 billion as of December 31, 2025.
The average maturity of financial debts outstanding as of June 30, 2026 is 8.3 years, and 97% of Alcon's financial debt is at fixed interest rates. We believe that we have adequate liquidity to meet our needs.
The $1.32 billion revolving credit facility remained undrawn as of June 30, 2026 and August 10, 2026.
Equity
Equity was $21.6 billion as of June 30, 2026, a decrease of $439 million when compared to $22.0 billion as of December 31, 2025.

Additional Considerations
Terminated Acquisition of LENSAR, Inc.
On March 23, 2025, Alcon entered into a definitive agreement to acquire all outstanding shares of LENSAR, Inc. ("LENSAR"), a global medical technology company focused on advanced laser solutions for the treatment of cataracts, with a total consideration of up to approximately $430 million. On March 16, 2026, Alcon entered into an agreement with LENSAR to terminate the previously announced merger agreement.
Conflicts in the Middle East
Ongoing geopolitical conflicts in the Middle East have contributed to increased regional and global political and economic uncertainty. These conflicts, together with related government actions, sanctions, trade restrictions, and retaliatory measures, could adversely impact net sales, create disruptions in global supply chains, increase the risk of cyber attacks, and potentially have an adverse effect on the global economy, financial markets, energy markets, commodity prices, currency exchange rates, and otherwise. As a result of broader global impacts, we have experienced, and may continue to experience, volatility in currency translation effects.
For the six months ended June 30, 2026, net sales in countries impacted within the Middle East region were approximately 2% of consolidated net sales. As of June 30, 2026, our operations in the region continued operating to the extent practicable and permitted by law.
Efficiency Measures
On February 24, 2026, Alcon announced certain efficiency measures supported by operational improvements and infrastructure investments. Alcon estimates the total cost to implement these efficiency measures to be approximately $150 million and expects the implementation to be completed in 2026. Related expenses totaled $33 million and $121 million for the three and six months ended June 30, 2026, respectively.
Tariffs
Beginning in February 2025, the United States government announced additional tariffs on goods imported into the United States, and some nations have responded with retaliatory tariffs and other actions on U.S. products. Global trade policy continues to evolve and the ultimate impact of developments with respect to U.S. tariffs remains unclear. On February 20, 2026, the U.S. Supreme Court struck down one set of tariffs (i.e., the tariffs imposed under the International Emergency Economic Powers Act ("IEEPA")). As a result of this ruling, importers may be entitled to recover IEEPA-based tariffs. Immediately following the Supreme Court's ruling, the U.S. government imposed a temporary 10% global tariff on most imports effective February 24, 2026 under Section 122 of the Trade Act of 1974, which was valid for up to 150 days and expired on July 24, 2026. Immediately after the Section 122 tariffs expired, the U.S. government imposed new tariffs under Section 301 of the Trade Act of 1974, which imposes tariffs ranging from 10% to 12.5% on imports from 86 countries.
Furthermore, following the Supreme Court's decision, the U.S. Court of International Trade ("CIT") subsequently ordered the U.S. Customs and Border Protection ("CBP") to issue refunds to importers who paid IEEPA tariffs. To respond to the CIT's order, the CBP created the Consolidated Administration and Processing for Entries ("CAPE") framework to process IEEPA tariff refund requests. The CAPE framework only provides a refund mechanism for certain entries on which IEEPA tariffs were paid. In June 2026, the U.S. Department of Justice appealed the portion of the CIT order that required the government to refund IEEPA tariffs on entries that have liquidated and become final (i.e., entries liquidated for more than 90 days) for non-participants in the underlying CIT litigation.
The total amount Alcon paid in IEEPA tariffs as of June 30, 2026 is approximately $64 million. As of June 30, 2026, Alcon submitted a refund claim through the CAPE framework for certain IEEPA tariffs. The timing, amount and ultimate realization of any refunds was uncertain and subject to governmental processes as of June 30, 2026. As a result, Alcon has not recorded any potential refunds on the Condensed Consolidated Balance Sheet as of June 30, 2026. After June 30, 2026 and as of August 10, 2026, the CBP completed its review of certain import entries encompassed by Alcon's IEEPA refund claim and has begun transmitting refunds. The timing, amount, and ultimate realization of any remaining IEEPA refunds is uncertain.
Tariffs incurred in the United States under IEEPA and Section 122 and in China during the six months ended June 30, 2026 amounted to $39 million, which was recognized in Cost of net sales in the Condensed Consolidated Income Statement.

The future effects of the above-referenced tariffs, along with any further changes in trade policies including additional tariffs, are uncertain and could have an adverse effect on our business, financial condition, cash flows and results of operations. Further, adverse economic conditions impacting our customers or uncertainty about global economic conditions could cause purchases of our products to decline, which would adversely affect our net sales and operating results.
Refer to “Item 3. Key Information—3.D. Risk Factors—Changing economic and financial environments in many countries and increasing global political and social instability may adversely impact our business” in the 2025 form 20-F.
Share repurchase authorization
On May 5, 2026, the Alcon Board of Directors authorized the repurchase of up to $1.5 billion of the Company’s common shares, par value of CHF 0.04 per share, on a second trading line with the SIX Swiss Exchange. The shares to be acquired under this share buyback program will be cancelled as a return of capital to shareholders.
Alcon expects to fund the program through cash generated from operations. The program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases and cancellations will depend upon a variety of factors. The program is expected to be completed over a three-year period, but may be suspended or discontinued at any time. Refer to Note 4 to the Condensed Consolidated Interim Financial Statements for details on share repurchase activity for the six months ended June 30, 2026.
Discontinuation of the PowerVision programs
In August 2026, following the review of the latest clinical study data, Alcon made the decision to discontinue the PowerVision programs. Alcon considered the decision to discontinue the PowerVision programs to be an impairment indicator as of June 30, 2026 for the related intangible asset and, as a result of the impairment assessment, recorded a non-cash impairment charge of $505 million, representing the asset's full carrying value, in Research & development in the Condensed Consolidated Income Statement. The discontinuation of the PowerVision programs also resulted in a fair value adjustment of $103 million to contingent consideration liabilities in Provisions & other non-current liabilities and recognized in Research & development in the Condensed Consolidated Income Statement. In addition, there was a $115 million reversal of Deferred tax liabilities and recognized in Taxes in the Condensed Consolidated Income Statement. Refer to Note 5 and 7 to the Condensed Consolidated Interim Financial Statements for details.
Foreign currencies
We use the US Dollar as our reporting currency and are therefore also exposed to foreign currency exchange movements and costs to enter hedging agreements, primarily in Euros, Japanese Yen, Chinese Renminbi, Canadian Dollars, Singaporean Dollars, Swiss Francs, Russian Rubles and emerging market currencies. The foreign currency exposure on the balance sheet is hedged with limited exception, but the impact of ongoing macroeconomic conditions is currently unknown and could have a material adverse effect on our results of operations, cash flows or financial condition.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC.
Consolidated Income Statement (unaudited)

		Three months ended June 30		Six months ended June 30
($ millions except earnings per share)	Note	2026	2025	2026	2025
Net sales	3	2,782	2,577	5,467	5,028
Other revenues	3	41	19	62	41
Net sales and other revenues		2,823	2,596	5,529	5,069
Cost of net sales		(1,130)	(1,196)	(2,293)	(2,267)
Cost of other revenues		(18)	(12)	(36)	(31)
Gross profit		1,675	1,388	3,200	2,771
Selling, general & administration		(964)	(870)	(1,846)	(1,683)
Research & development		(663)	(245)	(908)	(467)
Other income		6	5	17	154
Other expense		(43)	(31)	(160)	(60)
Operating income		11	247	303	715
Interest expense		(53)	(51)	(105)	(100)
Other financial income & expense		—	4	2	13
Share of loss from associated companies	13	(4)	(1)	(6)	(15)
(Loss)/income before taxes		(46)	199	194	613
Taxes		46	(23)	(5)	(87)
Net income		—	176	189	526
Net income attributable to:
Shareholders of Alcon Inc.		—	176	189	526
Non-controlling interests		—	—	—	—

Earnings per share ($)(1)
Basic		0.00	0.36	0.39	1.06
Diluted		0.00	0.35	0.39	1.06

Weighted average number of shares outstanding (millions)
Basic	4	486.7	495.2	486.9	495.2
Diluted	4	488.7	497.9	489.4	497.9
(1) Earnings per share is calculated on the amount of net income attributable to shareholders of Alcon Inc.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Comprehensive (Loss)/Income (unaudited)

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025

Net income	—	176	189	526
Other comprehensive income to be eventually recycled into the Consolidated Income Statement:
Currency translation effects, net of taxes(1)	(12)	141	(43)	194
Total of items to eventually recycle	(12)	141	(43)	194
Other comprehensive income never to be recycled into the Consolidated Income Statement:
Actuarial gains/(losses) from defined benefit plans, net of taxes(2)	3	(3)	5	5
Fair value adjustments on equity investments, net of taxes(3)	(99)	51	(98)	63
Total of items never to be recycled	(96)	48	(93)	68
Total comprehensive (loss)/income	(108)	365	53	788
Total comprehensive (loss)/income for the period attributable to:
Shareholders of Alcon Inc.	(108)	365	53	788
Non-controlling interests	—	—	—	—
(1)Amount is net of tax benefit of $0.5 million for the three months ended June 30, 2026. Amount is net of tax expense of $2 million for the three months ended June 30, 2025. Amount is net of tax benefit of $2 million for the six months ended June 30, 2026. Amount is net of tax expense of $3 million for the six months ended June 30, 2025.
(2)Amount is net of tax expense of $0.6 million for the three months ended June 30, 2026. Amount is net of tax benefit of $0.6 million for the three months ended June 30, 2025. Amounts are net of tax expense of $2 million and $1 million for the six months ended June 30, 2026 and 2025, respectively.
(3)Amount is net of tax benefit of $10 million for the three months ended June 30, 2026. Amount is net of tax expense of $8 million for the three months ended June 30, 2025. Amount is net of tax benefit of $10 million for the six months ended June 30, 2026. Amount is net of tax expense of $10 million for the six months ended June 30, 2025.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Balance Sheet (unaudited)

($ millions)	Note	June 30, 2026	December 31, 2025
Assets
Non-current assets
Property, plant & equipment		4,744	4,774
Right-of-use assets		513	447
Goodwill		9,259	9,256
Intangible assets other than goodwill	5	8,270	9,006
Deferred tax assets		486	458
Financial assets	7	768	768
Other non-current assets		434	397
Total non-current assets		24,474	25,106
Current assets
Inventories		2,510	2,391
Trade receivables		2,079	1,942
Income tax receivables		21	20
Cash and cash equivalents		1,355	1,527
Time deposits	7	101	80
Other current assets		558	489
Total current assets		6,624	6,449
Total assets		31,098	31,555

Equity and liabilities
Equity
Share capital		20	20
Reserves		21,575	22,014
Equity attributable to shareholders of Alcon Inc.		21,595	22,034
Non-controlling interests		1	1
Total equity		21,596	22,035
Liabilities
Non-current liabilities
Financial debts	6	4,149	4,162
Lease liabilities		499	429
Deferred tax liabilities		841	941
Provisions & other non-current liabilities		846	939
Total non-current liabilities		6,335	6,471
Current liabilities
Trade payables		968	926
Financial debts	6	570	575
Lease liabilities		81	80
Current income tax liabilities		228	182
Provisions & other current liabilities		1,320	1,286
Total current liabilities		3,167	3,049
Total liabilities		9,502	9,520
Total equity and liabilities		31,098	31,555
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Changes in Equity (unaudited)
Six months ended June 30, 2026

	Attributable to shareholders of Alcon Inc.
($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2026	20	21,970	(48)	57	35	44	22,034	1	22,035
Net income		189				—	189	—	189
Other comprehensive income/(loss)			(98)	5	(43)	(136)	(136)	—	(136)
Total comprehensive income	—	189	(98)	5	(43)	(136)	53	—	53
Dividends		(173)				—	(173)	—	(173)
Acquisition of treasury shares		(364)				—	(364)	—	(364)
Equity-based compensation		42				—	42	—	42
Other movements(2)		3				—	3	—	3
Total other movements	—	(492)	—	—	—	—	(492)	—	(492)
Balance as of June 30, 2026	20	21,667	(146)	62	(8)	(92)	21,595	1	21,596
Six months ended June 30, 2025

	Attributable to shareholders of Alcon Inc.
($ millions)	Share capital	Other reserves	Fair value adjustments on equity investments	Actuarial gains from defined benefit plans	Cumulative currency translation effects	Total value adjustments(1)	Total	Non-controlling interests	Total equity
Balance as of January 1, 2025	20	21,688	(65)	51	(141)	(155)	21,553	—	21,553
Net income		526				—	526	—	526
Other comprehensive income			63	5	194	262	262	—	262
Total comprehensive income	—	526	63	5	194	262	788	—	788
Dividends		(168)				—	(168)	—	(168)
Acquisition of treasury shares		(121)				—	(121)	—	(121)
Equity-based compensation		40				—	40	—	40
Initial recognition of non-controlling interests		—				—	—	27	27
Changes in non-controlling interests		—				—	—	(11)	(11)
Other movements(2)		24	(2)			(2)	22	—	22
Total other movements	—	(225)	(2)	—	—	(2)	(227)	16	(211)
Balance as of June 30, 2025	20	21,989	(4)	56	53	105	22,114	16	22,130
(1) "Total value adjustments" are presented net of the corresponding tax effects.
(2)Activity includes hyperinflationary accounting. For the six months ended June 30, 2025, Other reserves also includes the reversal of previously-recognized deferred tax and a reclassification related to the settlement of an equity investment.
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

Consolidated Statement of Cash Flows (unaudited)

		Six months ended June 30
($ millions)	Note	2026	2025

Net income		189	526
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation, amortization, impairments and fair value adjustments	8.1	1,125	529
Equity-based compensation expense		87	77
Non-cash change in current and non-current provisions and other non-current liabilities		15	44
Losses on disposal and other adjustments on property, plant & equipment and other non-current assets, net		4	2
Interest expense		105	100
Other financial income & expense		(2)	(13)
Share of loss from associated companies	13	6	15
Taxes		5	87
Interest received		24	37
Interest paid		(104)	(101)
Other financial payments		(4)	(4)
Taxes paid		(78)	(52)
Net cash flows before working capital changes and net payments out of provisions and other non-current liabilities		1,372	1,247
Net payments out of provisions and other cash movements in non-current liabilities		(92)	(32)
Change in net current assets and other operating cash flow items	8.2	(352)	(326)
Net cash flows from operating activities		928	889
Purchase of property, plant & equipment		(235)	(208)
Purchase of intangible assets		(96)	(65)
Purchase of investments in associated companies	13	—	(8)
Payments for financial assets		(91)	(24)
Purchase of time deposits	7	(100)	—
Proceeds from time deposits		80	150
Proceeds from financial assets		1	1
Acquisitions of businesses, net of cash acquired	12	—	(568)
Other investing cash flows		1	(10)
Net cash flows used in investing activities		(440)	(732)
Dividends paid to shareholders of Alcon Inc.	4	(174)	(166)
Repayment of financial debts		(51)	(102)
Proceeds from financial debts, net of issuance costs		51	49
Other net changes in financial debts		1	39
Payments for acquisition of treasury shares	4	(353)	(116)
Lease payments		(43)	(38)
Payment of withholding taxes related to equity-based compensation		(46)	(43)
Transactions with non-controlling interests		—	(11)
Other financing cash flows		(28)	(91)
Net cash flows used in financing activities		(643)	(479)
Effect of exchange rate changes on cash and cash equivalents		(17)	54
Net change in cash and cash equivalents		(172)	(268)
Cash and cash equivalents at January 1		1,527	1,676
Cash and cash equivalents at June 30		1,355	1,408
The accompanying Notes form an integral part of the Condensed Consolidated Interim Financial Statements.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF ALCON INC. (unaudited)
1. Selected accounting policies
Basis of preparation
These Condensed Consolidated Interim Financial Statements for Alcon Inc. ("the Company") and the subsidiaries it controls (collectively, "Alcon") have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board ("IASB") and with the accounting policies as described in Note 2 to the December 31, 2025 Consolidated Financial Statements in the Company’s 2025 Form 20-F ("Form 20-F").
These Condensed Consolidated Interim Financial Statements do not include all of the information required for a complete set of International Financial Reporting Standards ("IFRS") financial statements. The financial information consolidates the Company and the subsidiaries it controls, and includes selected notes to explain events and transactions that are significant to an understanding of the changes in Alcon's financial position and performance since the prior annual Consolidated Financial Statements. For non-wholly owned subsidiaries, non-controlling interests are recognized to reflect the portion of equity that is not attributable, directly or indirectly, to shareholders of the Company. The Condensed Consolidated Interim Financial Statements should be read in conjunction with the annual Consolidated Financial Statements for the year ended December 31, 2025, which have been prepared in accordance with IFRS as issued by the IASB ("IFRS Accounting Standards") and can be found in the Form 20-F.
The accompanying Condensed Consolidated Interim Financial Statements present our historical financial position, results of operations, comprehensive (loss)/income and cash flows in accordance with IFRS Accounting Standards. Alcon's principal accounting policies are set out in Note 2 to the Consolidated Financial Statements in the Form 20-F.
Use of estimates and assumptions
The preparation of Condensed Consolidated Interim Financial Statements requires management to make certain estimates and assumptions, either at the balance sheet date or during the period, that affect the reported amounts of assets and liabilities as well as revenues and expenses. Because of the inherent uncertainties, actual outcomes and results may differ from management's assumptions and estimates.
Impairment of goodwill, Alcon brand name and definite lived intangible assets
As discussed in Note 2 to the Consolidated Financial Statements in the Form 20-F, Goodwill, the Alcon brand name and acquired in-process research & development ("IPR&D") projects are reviewed for impairment at least annually and these, as well as all other investments in intangible assets, are reviewed for impairment whenever events or changes in circumstance indicate that the asset's balance sheet or reportable segment carrying amount may not be recoverable. Goodwill and other intangible assets represent a significant amount of total assets on the Consolidated Balance Sheet. Impairment testing may lead to potentially significant impairment charges in the future, which could have a materially adverse impact on Alcon's results of operations and financial condition.

New standards and interpretations not yet adopted
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements and accompanies limited amendments to other standards which will be effective upon the adoption of the new standard. IFRS 18 will be retroactively effective for our annual reporting periods beginning on January 1, 2027, with early adoption permitted. The standard is expected to improve comparability and transparency of financial statements by requiring five categories (operating, investing, financing, income taxes and discontinued operations) and defined subtotals and totals ("operating profit or loss", "profit or loss before financing and income taxes" and "profit or loss") in the Consolidated Income Statement, requiring disclosures in the notes to the financial statements about management-defined performance measures and adding new principles for aggregation and disaggregation of information in the primary financial statements and notes. IFRS 18 will not impact recognition or measurement of the financial statement items. However, it may impact operating income due to the reclassification of certain income and expense items within the five categories of the income statement. Additionally, it may also change the disclosure of operating activities, investing activities and financing activities within the statement of cash flows due to the change in classification of certain cash flow items. Alcon is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.
Other than previously described, as of June 30, 2026 there are no IFRS Accounting Standards, interpretations or amendments not yet effective that would be expected to have a material impact on Alcon upon adoption.

2. Significant transactions
Significant transactions in 2026
There were no significant transactions during the first half of 2026.
Significant transactions in 2025
Surgical - Acquisition of LumiThera, Inc.
On September 2, 2025, Alcon closed on a merger agreement and acquired the remaining outstanding equity of LumiThera Inc. ("LumiThera"), resulting in 100% ownership when combined with Alcon's existing investment in LumiThera. LumiThera is a privately held, US-based company that developed and commercializes the Valeda photobiomodulation device, a multi-wavelength treatment for dry age-related macular degeneration, which supplements Alcon's Surgical portfolio. The acquisition of the equity interest was accounted for as a business combination that resulted in goodwill of $38 million after the updated preliminary purchase price allocation ("PPA") of the consideration to the fair values of acquired assets and assumed liabilities. The fair value of the assets acquired and liabilities assumed for the acquisition were based on preliminary calculations and valuations, and are subject to change as additional information is obtained during the respective measurement period up to one year from the acquisition date. Total cash paid at closing, net of cash acquired, was $124 million.
Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion Biotech, Inc. ("Aurion") to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. Additionally, during 2025, Alcon acquired certain non-controlling interests in Aurion. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding and fully diluted basis. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $175 million. Total cash paid at closing, net of cash acquired, was $496 million. The PPA was finalized in the fourth quarter of 2025. Refer to Note 12 for additional information and final PPA.

Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite Pty Ltd. ("Cylite") shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million. Total cash paid at closing, net of cash acquired, was $72 million. The PPA was finalized in the fourth quarter of 2025. Refer to Note 12 for additional information and final PPA.

3. Segmentation of key figures
The segment information disclosed in these Condensed Consolidated Interim Financial Statements reflects historical results consistent with the identifiable reportable segments of Alcon and financial information that the Chief Operating Decision Maker ("CODM") reviews to evaluate segmental performance and allocate resources among the segments. The CODM is the Executive Committee of Alcon.
The businesses of Alcon are divided operationally on a worldwide basis into two identified reportable segments, Surgical and Vision Care. Alcon's reportable segments are the same as its operating segments as Alcon does not aggregate any operating segments in arriving at its reportable segments. As indicated below, certain income and expenses are not allocated to segments.
Reportable segments are presented in a manner consistent with the internal reporting to the CODM. The reportable segments are managed separately due to their distinct needs and activities for research, development, manufacturing, distribution and commercial execution.
The Executive Committee of Alcon is responsible for allocating resources and assessing the performance of the reportable segments.
In Surgical, Alcon researches, develops, manufactures, distributes and sells ophthalmic products for cataract surgery, vitreoretinal surgery, refractive laser surgery and glaucoma surgery. The surgical portfolio also includes implantables, consumables and surgical equipment required for these procedures and supports the end-to-end procedure needs of the ophthalmic surgeon.
In Vision Care, Alcon researches, develops, manufactures, distributes and sells daily disposable, reusable, and color-enhancing contact lenses, cell therapies to treat ocular diseases and a comprehensive portfolio of ocular health products, including products for dry eye, ocular allergies, glaucoma and contact lens care, as well as ocular vitamins and redness relievers.
Alcon also provides services, training, education and technical support for both the Surgical and Vision Care businesses.
The basis of preparation and the selected accounting policies mentioned in Note 1 are used in the reporting of segment results.
The Executive Committee of Alcon evaluates segmental performance and allocates resources among the segments based on net sales and segment contribution, which is the single measure of segment profitability.
Net identifiable assets are not assigned to the segments in the internal reporting to the CODM, and are not considered in evaluating the performance of the business segments by the Executive Committee of Alcon.
Segment contribution excludes amortization and impairment charges for acquired product rights or other intangibles, general and administrative expenses for corporate activities, fair value adjustments to contingent consideration liabilities, past service costs primarily for post-employment benefit plan amendments, acquisition and integration related costs, certain acquisition and divestment related items, product discontinuation costs, fair value adjustments of financial assets in the form of options to acquire a company carried at fair value through profit and loss ("FVPL"), net gains and losses on fund investments and equity securities valued at FVPL, fair value remeasurements of investments in associated companies, restructuring costs, legal provisions and settlements and other income and expense items not attributed to a specific segment.

Net sales and other revenues by segment

	Three months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025
Surgical
Implantables	466	456	904	876
Consumables	825	777	1,594	1,489
Equipment/other	279	222	532	421
Total Surgical net sales	1,570	1,455	3,030	2,786
Vision Care
Contact lenses	726	692	1,464	1,380
Ocular health	486	430	973	862
Total Vision Care net sales	1,212	1,122	2,437	2,242
Total net sales	2,782	2,577	5,467	5,028
Surgical other revenues	1	—	2	1
Vision Care other revenues	40	19	60	40
Total other revenues	41	19	62	41
Total net sales and other revenues	2,823	2,596	5,529	5,069
Segment contribution and reconciliation to (loss)/income before taxes
The below table summarizes segment contribution, including material items of income and expense and includes a reconciliation of segment contribution to (Loss)/income before taxes.

	Surgical		Vision Care		Not allocated to segments		Total
	Three months ended June 30		Three months ended June 30		Three months ended June 30		Three months ended June 30
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025
Net sales	1,570	1,455	1,212	1,122	—	—	2,782	2,577
Other revenues	1	—	40	19	—	—	41	19
Cost of net sales	(600)	(553)	(393)	(416)	(137)	(227)	(1,130)	(1,196)
Cost of other revenues	(1)	—	(17)	(12)	—	—	(18)	(12)
Selling, general & administration	(428)	(372)	(455)	(415)	(81)	(83)	(964)	(870)
Research & development	(150)	(152)	(104)	(90)	(409)	(3)	(663)	(245)
Other income	—	—	—	—	6	5	6	5
Other expense	—	—	—	—	(43)	(31)	(43)	(31)
Segment contribution and Operating income	392	378	283	208	(664)	(339)	11	247
Interest expense					(53)	(51)	(53)	(51)
Other financial income & expense					—	4	—	4
Share of loss from associated companies					(4)	(1)	(4)	(1)
(Loss)/income before taxes							(46)	199

	Surgical		Vision Care		Not allocated to segments		Total
	Six months ended June 30		Six months ended June 30		Six months ended June 30		Six months ended June 30
($ millions)	2026	2025	2026	2025	2026	2025	2026	2025
Net sales	3,030	2,786	2,437	2,242	—	—	5,467	5,028
Other revenues	2	1	60	40	—	—	62	41
Cost of net sales	(1,163)	(1,049)	(816)	(813)	(314)	(405)	(2,293)	(2,267)
Cost of other revenues	(2)	(1)	(34)	(30)	—	—	(36)	(31)
Selling, general & administration	(814)	(728)	(869)	(788)	(163)	(167)	(1,846)	(1,683)
Research & development	(294)	(295)	(201)	(162)	(413)	(10)	(908)	(467)
Other income	—	—	—	—	17	154	17	154
Other expense	—	—	—	—	(160)	(60)	(160)	(60)
Segment contribution and Operating income	759	714	577	489	(1,033)	(488)	303	715
Interest expense					(105)	(100)	(105)	(100)
Other financial income & expense					2	13	2	13
Share of loss from associated companies					(6)	(15)	(6)	(15)
Income before taxes							194	613
Net sales by region(1)

	Three months ended June 30				Six months ended June 30
($ millions unless indicated otherwise)	2026		2025		2026		2025
United States	1,241	45%	1,160	45%	2,469	45%	2,297	46%
International	1,541	55%	1,417	55%	2,998	55%	2,731	54%
Net sales	2,782	100%	2,577	100%	5,467	100%	5,028	100%
(1)     Net sales by location of third-party customer.

4. Dividends, earnings per share and share repurchase program
Dividends
On February 24, 2026, the Company's Board of Directors (the "Board") proposed a dividend of CHF 0.28 per share, which was subsequently approved by the shareholders at the Annual General Meeting on April 30, 2026 and paid in May 2026 for an amount of $174 million.
On February 25, 2025, the Board proposed a dividend of CHF 0.28 per share, which was subsequently approved by the shareholders at the Annual General Meeting on May 6, 2025 and paid in May 2025 for an amount of $166 million.
Earnings per share
As of June 30, 2026, there were 483.4 million outstanding common shares after the delivery of 1.3 million net shares vesting under the equity incentive programs, partially offset by repurchases of 5.3 million common shares during the six months ended June 30, 2026.
Basic earnings per share is computed by dividing net income attributable to shareholders of Alcon Inc. for the period by the weighted average number of common shares outstanding during the period. For the three and six months ended June 30, 2026, the weighted average number of shares outstanding was 486.7 million and 486.9 million, respectively. For both the three and six months ended June 30, 2025, the weighted average number of shares outstanding was 495.2 million.

The only potentially dilutive securities are the outstanding unvested equity-based awards, as described in Note 9. Except when the effect would be anti-dilutive, the calculation of diluted earnings per common share includes the weighted average net impact of unvested equity-based awards. For the three and six months ended June 30, 2026, the weighted average diluted number of shares outstanding was 488.7 million and 489.4 million, respectively, which includes the potential conversion of 2.0 million and 2.5 million unvested equity-based awards, respectively. For both the three and six months ended June 30, 2025, the weighted average diluted number of shares outstanding was 497.9 million, which includes the potential conversion of 2.7 million unvested equity-based awards.
Share repurchase programs
Alcon made share repurchases in January 2026 under the initial share repurchase program, (the "2025 Repurchase Program"), which was announced in 2025 and completed on January 20, 2026 with 9.3 million shares repurchased for a total of $750 million during the duration of the program.
On May 5, 2026, the Board authorized the repurchase of up to $1.5 billion of the Company’s common shares, par value of CHF 0.04 per share, on a second trading line with the SIX Swiss Exchange, (the "2026 Repurchase Program"). The shares to be acquired under this share buyback program will be cancelled as a return of capital to shareholders.
Alcon expects to fund the 2026 Repurchase Program through cash generated from operations. The 2026 Repurchase Program is subject to customary safe harbor conditions and authorization of the Swiss Takeover Board. The timing and total amount of share repurchases and cancellations will depend upon a variety of factors. The 2026 Repurchase Program is expected to be completed over a three-year period, but may be suspended or discontinued at any time. Alcon commenced share repurchases under the 2026 Repurchase Program on May 7, 2026.
During the six months ended June 30, 2026, 5.3 million shares were repurchased for a total consideration of $364 million under both the 2025 Repurchase Program and the 2026 Repurchase Program. Total cash payments of $353 million for the acquisition of treasury shares for the six months ended June 30, 2026 were recorded to Payments for acquisition of treasury shares within the financing section of the Condensed Consolidated Statement of Cash Flows. Liabilities of $17 million were recorded to Provisions & other current liabilities for share repurchases which were initiated but not settled as of June 30, 2026. No shares have been cancelled as of June 30, 2026.
Excluding the repurchases under the 2025 Repurchase Program, during the six months ended June 30, 2026, 4.4 million shares were repurchased for total consideration of $295 million. Cash payments for acquisition of treasury shares was $278 million which is reflected as Payments for acquisition of treasury shares within Financing activities in the Condensed Consolidated Statement of Cash Flows.

5. Intangible assets other than goodwill
Intangible asset impairment charges
Impairment charges during the three months ended June 30, 2026 amounted to $505 million, recognized in Research & development in the Condensed Consolidated Income Statement due to the full impairment of the IOL programs acquired from PowerVision, Inc. in March 2019 ("PowerVision programs") cash generating unit ("CGU") in the Surgical reportable segment due to discontinuation of the PowerVision programs following the analysis of the latest clinical study data. The discontinuation of the PowerVision programs also resulted in a fair value adjustment of $103 million to contingent consideration liabilities in Provisions & other non-current liabilities and recognized in Research & development in the Condensed Consolidated Income Statement. In addition, there was a $115 million reversal of Deferred tax liabilities and recognized in Taxes in the Condensed Consolidated Income Statement. Impairment charges during the six months ended June 30, 2026 amounted to $543 million, including $505 million described above in the second quarter and a remaining amount of $38 million recognized in Cost of net sales in the Condensed Consolidated Income Statement in the first quarter due to the partial impairment of a currently marketed product CGU in the Vision Care reportable segment due to challenges gaining prescription share. The CGU was reduced to its recoverable amount of $9 million determined based on the value in use method with a discount rate of 8.25% at the time of impairment.
Impairment charges during the three months and six months ended June 30, 2025 amounted to $43 million recognized in Cost of net sales in the Condensed Consolidated Income Statement due to the full impairment of a currently marketed product CGU in the Vision Care reportable segment due to discontinuation of commercialization of the product.

6. Non-current and current financial debts
The below table summarizes non-current and current Financial debts outstanding as of June 30, 2026 and December 31, 2025.

($ millions)	June 30, 2026	December 31, 2025
Non-current financial debts
Local facilities (Japan), floating rate debt due 2028	54	53
2.375% Series 2028 Notes	568	584
3.000% Series 2029 Notes	997	996
2.600% Series 2030 Notes	748	747
5.375% Series 2032 Notes	695	695
3.800% Series 2049 Notes	495	495
5.750% Series 2052 Notes	592	592
Revolving facility, floating rate due 2030	—	—
Total non-current financial debts	4,149	4,162

Current financial debts
Local facilities, floating rate:
Japan	—	—
All others	61	65
2.750% Series 2026 Notes	500	499
Other short-term financial debts, floating rate	6	5
Derivatives	3	6
Total current financial debts	570	575
Total financial debts	4,719	4,737
Interest expense recognized for Financial debts was $43 million and $85 million for the three and six months ended June 30, 2026, respectively, and $43 million and $84 million for the three and six months ended June 30, 2025, respectively.
Revolving credit facility
The $1.32 billion Revolving Credit Facility remained undrawn as of June 30, 2026.

7. Financial instruments
Fair value by hierarchy
As required by IFRS, financial assets and liabilities recorded at fair value in the Condensed Consolidated Interim Financial Statements are categorized based upon the level of judgment associated with the inputs used to measure their fair value. There are three hierarchical levels, based on an increasing amount of judgment associated with the inputs to derive fair value for these financial assets and liabilities, which are as follows:
Financial assets and liabilities carried at Level 1 fair value hierarchy are listed in active markets.
Financial assets and liabilities carried at Level 2 fair value hierarchy are valued using corroborated market data.
Level 1 financial assets include money market funds, equity securities in public companies and deferred compensation assets. There were no financial liabilities carried at Level 1 fair value, and Level 2 financial assets and liabilities include derivative financial instruments.
Investments in money market funds and equity securities in public companies are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. Investments in money market funds are classified as Cash & cash equivalents within the Condensed Consolidated Balance Sheet.
Deferred compensation investments for certain employee benefit plans are held in a rabbi trust and dedicated to pay the benefits under the associated plans but are not considered plan assets as the assets remain available to creditors of Alcon in certain events, including bankruptcy. Rabbi trust assets primarily consist of investments in mutual funds. These assets are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.
Level 3 inputs are unobservable for the financial asset or liability. Fair value measurements classified as Level 3 are performed primarily using the income approach or market approach. The financial assets and liabilities generally included in the Level 3 fair value hierarchy are equity securities and convertible notes receivable of private companies measured at fair value through other comprehensive income ("FVOCI"), fund investments, options to acquire private companies and contingent consideration liabilities measured at FVPL.

The below table summarizes financial assets and liabilities measured at fair value on a recurring basis as of June 30, 2026 and December 31, 2025.

	June 30, 2026				December 31, 2025
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Non-current financial assets
Long-term financial investments measured at FVOCI	80	—	177	257	132	—	196	328
Long-term financial investments measured at FVPL	—	—	23	23	—	—	4	4
Deferred compensation assets(1)	212	—	—	212	202	—	—	202
Non-current financial assets at fair value	292	—	200	492	334	—	200	534
Current financial assets
Money market funds	319	—	—	319	562	—	—	562
Current portion of long-term financial investments measured at FVPL(2)	—	—	1	1	—	—	1	1
Derivative financial instruments(2)	—	15	—	15	—	5	—	5
Current financial assets at fair value	319	15	1	335	562	5	1	568
Financial assets at fair value	611	15	201	827	896	5	201	1,102

Non-current financial liabilities
Non-current contingent consideration liabilities	—	—	(64)	(64)	—	—	(160)	(160)
Non-current financial liabilities at fair value	—	—	(64)	(64)	—	—	(160)	(160)
Current financial liabilities
Current contingent consideration liabilities	—	—	(9)	(9)	—	—	(9)	(9)
Derivative financial instruments	—	(3)	—	(3)	—	(6)	—	(6)
Current financial liabilities at fair value	—	(3)	(9)	(12)	—	(6)	(9)	(15)
Financial liabilities at fair value	—	(3)	(73)	(76)	—	(6)	(169)	(175)
(1)    Recorded in Other non-current assets.
(2)    Recorded in Other current assets.
There were no transfers of financial assets or liabilities between levels in the fair value hierarchy during the six months ended June 30, 2026.
The carrying amount is a reasonable approximation of fair value for all other financial instruments as of June 30, 2026 and December 31, 2025, with the exception of the Series 2026, 2028, 2029, 2030, 2032, 2049 and 2052 Notes ("Notes"). The Notes are recorded in Non-current financial debts, with the exception of the Series 2026 Notes, which are recorded in Current financial debts. As of June 30, 2026, the Notes had a fair value of $4,384 million and a carrying value of $4,595 million. As of December 31, 2025, the Notes had a fair value of $4,466 million and a carrying value of $4,608 million. The fair value of the Notes was determined using Level 2 inputs. The Notes were valued using the quoted market price for such Notes, which have low trading volumes.

Level 3 financial instruments measured at fair value on a recurring basis
Financial assets

	Long-term financial investments measured at FVOCI		Financial investments measured at FVPL
($ millions)	2026	2025	2026	2025
Balance as of January 1	196	201	5	2
Additions	37	15	21	2
Net losses recognized in Consolidated Statement of Comprehensive (Loss)/Income	(56)	(34)	—	—
Amortization	—	—	(2)	(1)
Settlements	—	(11)	—	—
Balance as of June 30	177	171	24	3
Financial liabilities

	Contingent consideration liabilities
($ millions)	2026	2025
Balance as of January 1	(169)	(96)
Additions	—	(9)
Accretion for passage of time	(7)	(5)
Adjustments for changes in assumptions	103	—
Balance as of June 30	(73)	(110)
Changes in contingent consideration liabilities in the current year period include fair value adjustments for changes in assumptions of $103 million due to revised expectations for achievement of development and commercial milestones related to the discontinuation of the PowerVision programs. Refer to Note 5 for additional information.
Additions to contingent consideration liabilities in the prior year period relate to the Cylite acquisition. Refer to Note 12 for additional information.
As of June 30, 2026, the probability of success for various development and commercial milestones ranges from 0% to 95% and the maximum remaining potential payments related to contingent consideration from business combinations is $1.1 billion, plus other amounts calculated as a percentage of commercial sales in cases where there is not a specified maximum contractual payment amount. The estimation of probability typically depends on factors such as technical milestones or market performance and is adjusted for the probability of payment. If material, probable payments are appropriately discounted to reflect the impact of time.
Contingent consideration liabilities are reported in Provisions & other non-current liabilities and Provisions & other current liabilities based on the projected timing of settlement, which is estimated to range from late 2026 through 2039 for contingent consideration obligations as of June 30, 2026.

Time deposits
During 2026, Alcon purchased time deposits of $100 million with a six-month term maturing on October 29, 2026. The time deposits are measured at amortized cost and had a carrying value of $101 million as of June 30, 2026.
Long-term note receivable and other financial assets measured at amortized cost
As described in Note 17 to the Consolidated Financial Statements in the Form 20-F, on May 22, 2023, Alcon entered into financing arrangements with a long-term supplier, Lifecore Biomedical, Inc. and certain of its affiliates (collectively, “Lifecore”) resulting in financial assets which Alcon concluded were originated credit-impaired. The maximum exposure to credit risk is reflected in the carrying value of the assets, which amounted to $200 million as of June 30, 2026, including a non-current portion of $199 million in Financial assets and a current portion of $1 million in Other current assets. As of June 30, 2026, in accordance with the terms of the Pledge and Security agreement (“security agreement”), the credit risk exposure is fully mitigated by the collateral, with an estimated amount of approximately $420 million. There have been no significant changes in the quality of the collateral, the terms of the signed security agreement or the credit monitoring procedures described in Note 17 to the Consolidated Financial Statements in the Form 20-F. In addition, as of June 30, 2026, Alcon assessed there was no lifetime expected credit loss due to the value of the collateral under the security agreement.
Derivatives
The below table summarizes the net value of unsettled positions for currency derivatives contracts including swaps, forwards and options as of June 30, 2026 and December 31, 2025.

($ millions)	June 30, 2026	December 31, 2025
Unrealized gains in Other current assets	15	5
Unrealized losses in Current financial debts	(3)	(6)
Net value of unsettled positions for derivatives contracts	12	(1)
There are master agreements with several banking counterparties for derivative financial instruments; however, there were no derivative financial instruments meeting the offsetting criteria under IFRS as of June 30, 2026 or December 31, 2025.
Nature and extent of risks arising from financial instruments
Note 17 to the Consolidated Financial Statements in the Form 20-F contains a summary of the nature and extent of risks arising from financial instruments. There have been no significant updates to our assessment of the nature and extent of risks arising from financial instruments or corresponding risk management policies during the period.

8. Condensed Consolidated Statement of Cash Flows - additional details
The below tables provide additional detail supporting select line items in the Condensed Consolidated Statement of Cash Flows.
8.1     Depreciation, amortization, impairments and fair value adjustments

	Six months ended June 30
($ millions)	2026	2025

Property, plant & equipment	219	201
Right-of-use assets	49	43
Intangible assets	847	428
Other non-current assets(1)	10	(143)
Total	1,125	529
(1)    For the six months ended June 30, 2025, Other non-current assets includes gains on fair value remeasurements of investments in associated companies. Refer to Note 12 for additional information.
8.2     Change in net current assets and other operating cash flow items

	Six months ended June 30
($ millions)	2026	2025

(Increase) in inventories	(166)	(107)
(Increase) in trade receivables	(157)	(165)
Increase in trade payables	82	108
Net change in other operating assets	(70)	(31)
Net change in other operating liabilities	(41)	(131)
Total	(352)	(326)

9. Equity-based compensation
As described in Note 23 to the Consolidated Financial Statements in the Form 20-F, Alcon has various equity incentive plans, under which Alcon may grant awards in the form of restricted stock units ("RSUs"), performance-based restricted stock units ("PSUs"), restricted stock awards ("RSAs"), or any other form of award at the discretion of the Board. Certain associates in select countries may also participate in share ownership savings plans.
The below table summarizes unvested share movements for all Alcon equity-based incentive plans for the six months ended June 30, 2026 and 2025.

	Six months ended June 30
(shares in millions)	2026	2025
Unvested at January 1	5.7	5.2
Granted	2.1	2.4
Vested	(1.8)	(1.6)
Forfeited	(0.2)	(0.2)
Unvested at June 30	5.8	5.8

10. Legal proceedings update
A number of Alcon companies are, and will likely continue to be, subject to various legal proceedings and investigations that arise from time to time, including proceedings regarding product liability, sales and marketing practices, commercial disputes, mergers and acquisitions, employment, wrongful discharge, antitrust, securities, health and safety, environmental, tax, international trade, privacy, intellectual property, including under the Hatch-Waxman Act, and anti-bribery matters such as those under the Foreign Corrupt Practices Act of 1977, as amended.
As a result, Alcon may become subject to substantial liabilities that may not be covered by insurance and could affect Alcon's business, financial position and reputation. While Alcon does not believe that any of these legal proceedings will have a material adverse effect on its financial position, litigation is inherently unpredictable and large judgments sometimes occur. As a consequence, Alcon may in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its results of operations or cash flow. Note 18 to the Consolidated Financial Statements in the Form 20-F contains a summary of significant legal proceedings to which Alcon or any of its subsidiaries was a party as of the date of the Form 20-F. In July 2024, Alcon received a Civil Investigative Demand from the U.S. Department of Justice (“DoJ”) in connection with a civil investigation under the False Claims Act relating to discounts on surgical equipment servicing contracts. On May 20, 2026, DoJ informed Alcon that it declined to intervene in a recently unsealed qui tam action entitled United States ex rel. Ball vs. Alcon Inc., et al., No. 2:23-cv-03414-NIQA (E.D. Pa.), thereby concluding the investigation underlying the Civil Investigative Demand.
As of August 10, 2026, there have been no other significant developments in the proceedings described in the Form 20-F nor any new significant proceedings commenced since the date of the Form 20-F.
Alcon believes that its total provisions for litigation and other legal matters are adequate based upon currently available information. However, given the inherent difficulties in estimating liabilities, additional liabilities and costs may be incurred beyond the amounts provided.

11. Restructuring provisions
On February 24, 2026, Alcon announced certain efficiency measures supported by operational improvements and infrastructure investments. The additions to restructuring provisions in the six months ended June 30, 2026 were for these efficiency measures and were related to accrued severance for the associates whose positions were eliminated. The below table shows the movement of restructuring provisions, which is included in Provisions and other current liabilities in the Condensed Consolidated Balance Sheet.

($ millions)	2026	2025
January 1	—	—
Additions	96	—
Cash payments	(55)	—
Balance as of June 30	41	—

12. Acquisitions
Acquisitions of businesses
During the first six months of 2026, there were no acquisitions of businesses. During the first six months of 2025, acquisitions of businesses included Aurion Biotech, Inc. and Cylite Pty Ltd., described below.
Vision Care - Acquisition of majority interest in Aurion Biotech, Inc.
On March 24, 2025, Alcon closed on agreements with certain existing shareholders of Aurion to acquire approximately 58.7% of outstanding equity for approximately $486 million and outstanding convertible notes from the same shareholders for approximately $36 million, totaling $522 million cash paid at closing. Additionally, during 2025, Alcon acquired certain non-controlling interests in Aurion. When combined with Alcon's existing 40.3% investment in Aurion, the transaction resulted in 99% ownership of Aurion on an outstanding and fully diluted basis. This transaction supports Alcon's ophthalmic pharmaceutical portfolio expansion, including biopharmaceutical applications, with the potential to advance the first-ever corneal cell therapy candidate. The acquisition of majority interest was accounted for as a business combination that resulted in goodwill of $175 million. Total cash paid at closing, net of cash acquired, was $496 million. The transaction also resulted in non-controlling interests.
The acquisition date fair value of the equity interest previously held by Alcon was $334 million, resulting in a remeasurement fair value gain of $136 million in the first quarter of 2025. The fair value gain has been included in Other income in the 2025 Condensed Consolidated Income Statement.
The below table summarizes the final PPA for the Aurion business combination which was finalized in the fourth quarter of 2025.

($ millions)	Final PPA
Property, plant and equipment	3
Right-of-use assets	6
Current marketed products	65
Acquired IPR&D	820
Deferred tax assets	40
Other current assets	6
Cash and cash equivalents	26
Non-current lease liabilities	(4)
Non-current financial debts	(1)
Deferred tax liabilities	(202)
Current financial debts	(34)
Current lease liabilities	(2)
Current income tax liabilities	(1)
Trade payables	(3)
Provisions and other current liabilities	(11)
Net identifiable assets acquired	708
Goodwill	175
Non-controlling interests	(27)
Net assets acquired as a result of business combination	856

Cash paid at closing	522
Previously-held investment in associated company	334
Total acquisition date fair value of consideration	856

Goodwill is attributable primarily to assembled workforce and biopharmaceutical research and development capabilities. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $2 million were recognized in Other expense in the 2025 Condensed Consolidated Income Statement and were reported in operating cash flows in the 2025 Condensed Consolidated Statement of Cash Flows.

Pro forma financial information is not presented for the Aurion business acquisition as it is not material to the 2025 Condensed Consolidated Financial Statements.
For the period from the date of the Aurion acquisition, March 24, 2025, through June 30, 2025, the acquired business reduced Alcon's Net income by $17 million.
Surgical - Acquisition of Cylite Pty Ltd.
On January 16, 2025, Alcon executed a stock purchase agreement and acquired approximately 91.2% of outstanding equity from Cylite shareholders, resulting in 100% ownership when combined with Alcon's existing 8.8% investment in Cylite. The Cylite diagnostic device complements Alcon’s existing Surgical portfolio for cataracts. The acquisition of the remaining equity interest was accounted for as a business combination that resulted in goodwill of $90 million. Total cash paid at closing, net of cash acquired, was $72 million.
The development milestone contingent consideration is related to a potential payment of up to $10 million upon achievement of the first commercial sale of a defined product within the United States. The contingent consideration recognized during the first quarter of 2025 represents its fair value (Level 3) at the acquisition date.
The acquisition date fair value of the equity interest previously held by Alcon was $14 million, resulting in a remeasurement fair value gain of $6 million in the first quarter of 2025. The fair value gain has been included in Other income in the 2025 Condensed Consolidated Income Statement.
The below table summarizes the final PPA for the Cylite business combination which was finalized in the fourth quarter of 2025.

($ millions)	Final PPA
Property, plant and equipment	1
Right-of-use assets	1
Current marketed products	4
Acquired IPR&D	33
Inventories	1
Cash and cash equivalents	6
Other assets	1
Deferred tax liabilities	(11)
Lease liabilities	(1)
Trade payables	(1)
Provisions and other current liabilities	(1)
Net identifiable assets acquired	33
Goodwill	90
Net assets acquired as a result of business combination	123

Cash paid at closing	78
Cash expected to be paid after closing	2
Previously-held FVOCI financial investment	11
Previously-held commercialization rights in intangible assets	9
Contingent consideration	9
Previously-held investment in associated company	14
Total acquisition date fair value of consideration	123
Goodwill is attributable primarily to buyer-specific synergies, including benefits to intraocular lens sales, development collaboration arrangement and associated development timeline reduction and assembled workforce. The goodwill is not deductible for tax purposes.
Direct acquisition costs of $1 million were recognized in Other expense in the 2025 Condensed Consolidated Income Statement and were reported in operating cash flows in the 2025 Condensed Consolidated Statement of Cash Flows.
Pro forma financial information is not presented for the Cylite business acquisition as it is not material to the 2025 Condensed Consolidated Financial Statements.

For the period from the date of the Cylite acquisition, January 16, 2025, through June 30, 2025, the acquired business reduced Alcon's Net income by $8 million.
Termination of proposed acquisition of LENSAR, Inc.
On March 23, 2025, Alcon entered into a definitive agreement to acquire all outstanding shares of LENSAR, Inc. ("LENSAR"), a global medical technology company focused on advanced laser solutions for the treatment of cataracts, with a total consideration of up to approximately $430 million. On March 16, 2026, Alcon entered into an agreement with LENSAR to terminate the previously announced merger agreement.

13. Related parties transactions
Associated companies
As of June 30, 2026, Alcon holds voting interests of approximately 21.4% in an associated company. Investments in associated companies are accounted for using the equity method as Alcon is considered to have significant influence.
The below table summarizes activity related to investments in associated companies for the six months ended June 30, 2026 and 2025.

	Investments in associated companies
($ millions)	2026	2025
Balance as of January 1	77	293
Purchases	—	8
Share of loss from associated companies recognized in Consolidated Income Statement	(6)	(15)
Gains on fair value remeasurements recognized in Consolidated Income Statement(1)	—	142
Recognition of business combinations(1)	—	(348)
Balance as of June 30	71	80
(1)    Refer to Note 12 for additional information.
On May 11, 2026, Alcon entered into a financing arrangement with a supplier for one of its majority-owned subsidiaries under which Alcon provided funding of $25 million in exchange for a note receivable maturing on May 11, 2033. Although Alcon is considered to have significant influence under the terms of the arrangement, Alcon does not hold any outstanding or potential equity interest with the supplier. The note receivable is accounted for as a financial asset measured at amortized cost.
As of June 30, 2026, the carrying amount of the note receivable was $25 million and was recorded in Financial assets on the Condensed Consolidated Balance Sheet. For the six months ended June 30, 2026, purchases from the supplier amounted to $0.2 million for the supply of materials.

14. Subsequent events
These unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Audit & Risk Committee on August 10, 2026.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains, and our officers and representatives may from time to time make, certain “forward-looking statements” within the meaning of the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our 2026 outlook, liquidity, revenue, revenue growth, gross margin, operating margin, core operating margin, core operating margin growth, effective tax rate, foreign currency exchange movements, tariff impact, non-operating expenses, earnings per share, earnings per share growth, operating cash flow, free cash flow, our plans and decisions relating to various capital expenditures, capital allocation priorities and other discretionary items such as our market growth assumptions, our social impact and sustainability plans, targets, goals and expectations, and generally, our expectations concerning our future performance.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict such as: cybersecurity breaches and technology failures that could disrupt operations; our ability to effectively manage the risks associated with transformational information technology changes such as the ethical use of artificial intelligence and disruptive technologies and the migration to cloud-based platforms; compliance with data privacy, identity protection and information security laws, particularly with the increased use of artificial intelligence; the impact of a disruption in our global supply chain, including the effect of tariffs, or important facilities, particularly when we single-source or rely on limited sources of supply; our reliance on outsourcing key business functions; the increasingly challenging economic, political and legal environment in China; global and regional economic, financial, monetary, legal, tax, political and social change; our ability to comply with anti-corruption, anti-bribery, export control, trade sanction, or similar laws; our ability to attract and retain qualified personnel; our ability to manage the risks associated with operating as a third party contract manufacturer; our success in completing strategic acquisitions, including equity investments in early-stage companies, on favorable terms or at all, and in integrating acquired businesses; the success of our research and development efforts, including our ability to innovate to compete effectively; our ability to manage the rapid evolution and adoption of artificial intelligence; terrorism, war and similar events; our ability to forecast sales demand and manage our inventory levels and the changing buying patterns of our customers; pricing pressure from changes in third party payor coverage and reimbursement methodologies; our ability to comply with all laws to which we may be subject; the ability to obtain regulatory clearance and approval of our products as well as compliance with any post-approval obligations, including quality control of our manufacturing; the effect of product recalls or voluntary market withdrawals; our ability to manage social impact and sustainability matters; our ability to properly educate and train healthcare providers on our products; our ability to protect our intellectual property; the accuracy of our accounting estimates and assumptions, including pension and other post-employment benefit plan obligations and the carrying value of intangible assets, and the adequacy of our financial reporting, accounting practices and internal controls; our ability to service our debt obligations; the need for additional financing through the issuance of debt or equity; the effects of litigation, including product liability lawsuits and governmental investigations; legislative, tax and regulatory reform; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to our shareholders as a Swiss corporation compared to a US corporation; the effect of maintaining or losing our foreign private issuer status under US securities laws; and the ability to enforce US judgments against Swiss corporations.
Additional factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this document speak only as of the date of its filing, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise. We also undertake no obligation to update the 2026 outlook as circumstances evolve.
INTELLECTUAL PROPERTY
This report may contain reference to our proprietary intellectual property. All product names appearing in italics are trademarks owned by or licensed to Alcon Inc. Product names identified by a "®" or a "™" are trademarks that are not owned by or licensed to Alcon or its subsidiaries and are the property of their respective owners.

ABOUT ALCON
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of people in over 140 countries and territories each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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